July 16, 2002

Beth Copeland - Media
(317) 269-1395
William J. Brunner - Shareholders & Analysts
(317) 269-1614

FOR IMMEDIATE RELEASE

**First Indiana Announces Earnings of $6.9 Million
Business Loans Outstanding Up 34 Percent
Core Deposits Up 8 Percent**

(Indianapolis) — First Indiana Corporation today announced quarterly earnings of $6.9 million, or $.43 per diluted share, for the quarter ended June 30, 2002. Earnings for the second quarter of the previous year were $6.8 million, or $.42 per diluted share. For the six months ended June 30, 2002, First Indiana's earnings were $13.3 million, or $.84 per diluted share, compared with $13.5 million, or $.84 per diluted share, for the same period in 2001.

Annualized return on assets was 1.34 percent for the second quarter of 2002, compared to 1.29 percent for the same quarter in 2001. Annualized return on equity was 12.80 percent for the second quarter of 2002, compared to 13.19 percent for the same quarter in 2001. The Corporation's financial strength and capital continued to increase. The ratio of shareholders' equity to assets was 10.40 percent at June 30, 2002, compared to 9.83 percent at June 30, 2001. This compares favorably to an 8.21 percent median equity-to-assets ratio for all banks with $1 billion to $5 billion in assets as of March 31, 2002.

The continued uncertain economic environment, together with credit difficulties of several borrowers, led to an increase in First Indiana's provision for loan losses for the quarter. The provision increased to $4.2 million from $2.4 million for the same quarter last year. Net charge-offs for the second quarter of 2002 totaled $5.0 million, compared to $1.6 million for the first quarter 2002. Business loan net charge-offs were $3.1 million for the second quarter 2002, compared to $307,000 for the prior quarter. Consumer loan net charge-offs were $1.7 million for the second quarter 2002, compared to $1.3 million for the prior quarter. For the second consecutive quarter, non-performing assets improved totaling $42.0 million at June 30, 2002, compared to $45.7 million at March 31, 2002, and $46.8 million at December 31, 2001. Said Marni McKinney, Vice Chairman and Chief Executive Officer, "A target reserve is established for each loan portfolio based on analysis of credit performance and growth. As a result of the analysis, we are comfortable with the adequacy of our reserve."

Non-interest expense was $15.3 million for the second quarter 2002, compared to $17.1 million in the first quarter of 2002 and $16.7 million for the second quarter in 2001. The increase in loan charge-offs led to a significant reduction in the management incentive accrual during the second quarter of 2002. Said Ms. McKinney, "We have a specific method for determining incentives for our management team which is linked directly to the corporation's financial results. Because charge-offs have already exceeded projections for the year, we reduced our accrual." Excluding the incentive accruals in both 2002 and 2001, non-interest expense for the first six months of 2002 increased 4 percent over the same period in 2001.

Net interest margin continues to improve, increasing to 3.76 percent in the second quarter of 2002, an 18 basis point improvement over the first quarter 2002 margin of 3.58 percent. This rebound reflects the downward repricing of liability rates as they catch up with the rate reductions in assets last year. Net interest margin in the second quarter of 2001 was 3.73 percent.

Non-interest income for the second quarter 2002 was $12.0 million, compared with $11.4 million for the same period last year. Leading this growth in non-interest income were a 98 percent increase in investment product sales commissions, a 16 percent increase in loan and deposit charges, and a 14 percent increase in Somerset Financial Services fees. Gains on the sale of loans were $2.1 million in the second quarter 2002, compared to $3.0 million in the same quarter of 2001.

Loans outstanding increased as strategies for growing targeted portfolios continue. Business loan growth remained strong for the quarter, with $495.4 million in outstandings at June 30, 2002, compared to $370.3 million one year earlier, an increase of 34 percent. Commercial real estate loans outstanding were up 26 percent over the end of the second quarter 2001.

Core demand and savings deposits increased 8 percent to $744.8 million for the second quarter from $690.1 million at June 30, 2001. This increase resulted from the continued long-term strategy of building relationships with business and personal clients, which has led to an increase in the number of core deposit accounts. Total business deposits at June 30, 2002 grew 28 percent over June 30, 2001 levels.

Effective January 1, 2002, First Indiana adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with the new standard, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests at least annually. If these standards had been adopted in 2001, earnings for the second quarter would have been $7.1 million or $.43 per diluted share. Earnings for the six months ended June 30, 2001 would have been $14.0 million or $.87 per diluted share.

First Indiana Corporation is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest bank headquartered in Indianapolis, and Somerset Financial Services, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with $2.1 billion in assets and 26 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, Oregon, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset Financial Services and FirstTrust Indiana, a division of First Indiana Bank, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe-harbor provisions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular, among the factors that could cause actual results to differ materially are general economic conditions, unforeseen international political events, changes in interest rates (including reductions or increases in the general level of interest rates established by the Board of Governors of the Federal Reserve System), changes in consumers' investment decisions due to shifts in interest rates, loss of deposits and loans to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

Financial Highlights

First Indiana Corporation and Subsidiaries

(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2002	2001	2002	2001
Net Interest Income	$ 18,473	$ 18,880	$ 35,667	$ 38,006
Provision for Loan Losses	4,159	2,439	6,769	4,878
Non-Interest Income	11,955	11,435	24,449	22,259
Non-Interest Expense	15,293	16,725	32,383	33,422
Net Earnings	6,896	6,843	13,279	13,533
Basic Earnings Per Share	$ 0.45	$ 0.44	$ 0.86	$ 0.87
Diluted Earnings Per Share	0.43	0.42	0.84	0.84
Dividends Per Share	0.160	0.128	0.320	0.256
Net Interest Margin	3.76 %	3.73 %	3.68 %	3.78 %
Efficiency Ratio	50.26	55.17	53.87	55.46
Annualized Return on Average Equity	12.80	13.19	12.53	13.29
Annualized Return on Average Assets	1.34	1.29	1.31	1.30
Average Shares Outstanding	15,546,223	15,647,628	15,510,241	15,625,271
Average Diluted Shares Outstanding	15,899,768	16,104,571	15,813,105	16,081,306

	At June 30	
	2002	2001
Assets	$ 2,097,338	$ 2,131,094
Loans	1,810,094	1,850,396
Deposits	1,383,548	1,435,008
Shareholders' Equity	218,063	209,558
Shareholders' Equity/Assets	10.40 %	9.83 %
Shareholders' Equity Per Share	$ 14.01	$ 13.41
Market Closing Price	21.77	20.82
Shares Outstanding	15,565,894	15,632,236

Condensed Consolidated Balance Sheets
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

	June 30 2002	March 31 2002	June 30 2001
Assets			
Cash	$ 62,464	$ 61,215	$ 43,183
Federal Funds Sold	-	-	-
Total Cash and Cash Equivalents	62,464	61,215	43,183
Securities Available for Sale	145,085	147,111	154,527
FHLB and FRB Stock	22,491	22,491	21,591
Loans			
Business	495,427	445,022	370,332
Consumer	672,972	669,820	727,543
Residential Mortgage	278,505	285,448	398,354
Single-Family Construction	220,658	227,268	240,722
Commercial Real Estate	142,532	125,707	113,445
Total Loans	1,810,094	1,753,265	1,850,396
Allowance for Loan Losses	(37,353)	(38,193)	(35,304)
Net Loans	1,772,741	1,715,072	1,815,092
Premises and Equipment	20,148	20,303	20,918
Accrued Interest Receivable	11,936	13,584	17,325
Goodwill	13,045	13,045	13,482
Other Assets	49,428	51,746	44,976
Total Assets	$ 2,097,338	$ 2,044,567	$ 2,131,094
Liabilities and Shareholders' Equity			
Liabilities			
Non-Interest-Bearing Deposits	$ 169,461	$ 166,144	$ 165,392
Interest-Bearing Deposits			
Demand Deposits	160,781	160,322	113,166
Savings Deposits	414,581	443,096	411,498
Certificates of Deposit	638,725	638,864	744,952
Total Interest-Bearing Deposits	1,214,087	1,242,282	1,269,616
Total Deposits	1,383,548	1,408,426	1,435,008
Short-Term Borrowings	143,142	99,083	117,388
Federal Home Loan Bank Advances	319,538	281,609	326,652
Accrued Interest Payable	2,942	3,140	5,229
Advances by Borrowers for Taxes and Insurance	11,363	12,493	12,574
Other Liabilities	18,742	27,510	24,685
Total Liabilities	1,879,275	1,832,261	1,921,536
Shareholders' Equity			
Preferred Stock	-	-	-
Common Stock	172	172	171
Capital Surplus	43,222	42,400	40,877
Retained Earnings	191,077	187,177	180,543
Accumulated Other Comprehensive Income	3,825	2,790	3,062
Treasury Stock at Cost	(20,233)	(20,233)	(15,095)
Total Shareholders' Equity	218,063	212,306	209,558
Total Liabilities and Shareholders' Equity	$ 2,097,338	$ 2,044,567	$ 2,131,094

Condensed Consolidated Statements of Earnings

First Indiana Corporation and Subsidiaries

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Interest Income				
Loans	$ 29,343	$ 37,761	$ 58,371	$ 77,162
Securities Available for Sale	2,173	2,541	4,415	5,135
Dividends on FRB and FHLB Stock	350	417	683	843
Federal Funds Sold	3	158	15	340
Total Interest Income	31,869	40,877	63,484	83,480
Interest Expense				
Deposits	9,772	16,075	19,972	33,213
Short-Term Borrowings	527	1,126	922	2,552
Federal Home Loan Bank Advances	3,097	4,796	6,923	9,709
Total Interest Expense	13,396	21,997	27,817	45,474
Net Interest Income	18,473	18,880	35,667	38,006
Provision for Loan Losses	4,159	2,439	6,769	4,878
Net Interest Income after Provision for Loan Losses	14,314	16,441	28,898	33,128
Non-Interest Income				
Loan and Deposit Charges	3,897	3,354	7,407	5,347
Loan Servicing Income	203	123	434	451
Loan Fees	792	1,010	1,397	1,993
Trust Fees	655	535	1,328	1,035
Somerset Financial Services Fees	2,539	2,226	6,822	6,295
Investment Product Sales Commissions	927	468	1,535	803
Sale of Loans	2,052	3,015	3,933	5,163
Sale of Investment Securities	223	-	223	-
Other	667	704	1,370	1,172
Total Non-Interest Income	11,955	11,435	24,449	22,259
Non-Interest Expense				
Salaries and Benefits	8,616	9,390	18,653	18,916
Net Occupancy	1,041	909	2,021	1,822
Equipment	1,555	1,786	3,144	3,461
Professional Services	1,025	1,014	2,096	1,943
Marketing	494	690	1,153	1,381
Telephone, Supplies, and Postage	893	903	1,672	1,785
Goodwill Amortization	-	237	-	463
Other	1,669	1,796	3,644	3,651
Total Non-Interest Expense	15,293	16,725	32,383	33,422
Earnings before Income Taxes	10,976	11,151	20,964	21,965
Income Taxes	4,080	4,308	7,685	8,432
Net Earnings	$ 6,896	$ 6,843	$ 13,279	$ 13,533
Basic Earnings Per Share	$ 0.45	$ 0.44	$ 0.86	$ 0.87
Diluted Earnings Per Share	$ 0.43	$ 0.42	$ 0.84	$ 0.84
Dividends Per Common Share	$ 0.16	$ 0.128	$ 0.32	$ 0.256

Net Interest Margin
First Indiana Corporation and Subsidiaries

(Dollars in Thousands, Except Per Share Data)
(Unaudited)

| | Three Months Ended | | | | Six Months Ended | | | |
| | June 30, 2002 | | June 30, 2001 | | June 30, 2002 | | June 30, 2001 | |
	Average Balance	Yield / Rate	Average Balance	Yield / Rate	Average Balance	Yield / Rate	Average Balance	Yield / Rate
Assets								
Federal Funds Sold	$ 1,341	0.97 %	$ 14,846	4.26 %	$ 2,171	1.41 %	$ 13,986	4.90 %
Securities Available for Sale	146,239	5.94	157,123	6.47	147,573	5.98	158,172	6.49
FHLB and FRB Stock	22,491	6.22	21,591	7.73	22,491	6.07	21,591	7.81
Loans								
Business	469,760	5.66	333,900	8.20	453,759	5.73	306,489	8.70
Consumer	681,360	7.53	733,006	9.03	678,081	7.66	738,639	9.23
Residential Mortgage	284,780	6.74	421,047	7.10	281,823	6.71	438,950	7.19
Single-Family Construction	225,502	5.30	229,540	8.05	224,876	5.31	220,489	8.64
Commercial Real Estate	131,416	6.44	109,535	8.41	127,230	6.54	106,703	8.72
Total Loans	1,792,818	6.55	1,827,028	8.28	1,765,769	6.63	1,811,270	8.54
Total Earning Assets	1,962,889	6.50	2,020,588	8.10	1,938,004	6.57	2,005,019	8.35
Other Assets	104,771		100,130		105,687		96,034	
Total Assets	$ 2,067,660		$ 2,120,718		$ 2,043,691		$ 2,101,053	
Liabilities and Shareholders' Equity								
Interest-Bearing Deposits								
Demand Deposits	$ 168,690	0.85 %	$ 121,190	1.42 %	$ 157,129	0.83 %	$ 119,201	1.47 %
Savings Deposits	425,240	1.35	401,964	3.70	436,126	1.39	393,889	4.11
Certificates of Deposit	657,105	4.87	773,852	6.19	642,311	5.13	781,020	6.28
Total Interest-Bearing Deposits	1,251,035	3.13	1,297,006	4.97	1,235,566	3.26	1,294,110	5.18
Short-Term Borrowings	123,207	1.72	108,437	4.17	109,418	1.70	107,626	4.78
Federal Home Loan Bank Advances	289,490	4.29	333,402	5.77	294,635	4.74	329,087	5.95
Total Interest-Bearing Liabilities	1,663,732	3.23	1,738,845	5.07	1,639,619	3.42	1,730,823	5.30
Non-Interest-Bearing Demand Deposits	148,288		126,950		147,438		120,252	
Other Liabilities	39,635		46,808		42,890		44,702	
Shareholders' Equity	216,005		208,115		213,744		205,276	
Total Liabilities and Shareholders' Equity	$ 2,067,660		$ 2,120,718		$ 2,043,691		$ 2,101,053	
Net Interest Income/Spread		3.27 %		3.03 %		3.15 %		3.05 %
Net Interest Margin		3.76 %		3.73 %		3.68 %		3.78 %

Loan Charge-Offs and Recoveries
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Allowance for Loan Losses at Beginning of Period	$ 38,193	$ 34,747	$ 37,135	$ 33,578
Charge-Offs				
Business	3,217	176	3,525	199
Consumer	2,023	1,592	3,406	2,845
Residential Mortgage	20	41	20	89
Single-Family Construction	71	248	71	293
Commercial Real Estate	52	117	62	185
Total Charge-Offs	5,383	2,174	7,084	3,611
Recoveries				
Business	70	83	71	93
Consumer	286	170	399	318
Residential Mortgage	-	12	-	12
Single-Family Construction	15	27	49	36
Commercial Real Estate	13	-	14	-
Total Recoveries	384	292	533	459
Net Charge-Offs	4,999	1,882	6,551	3,152
Provision for Loan Losses	4,159	2,439	6,769	4,878
Allowance for Loan Losses at End of Period	$ 37,353	$ 35,304	$ 37,353	$ 35,304
Net Charge-Offs to Average Loans (Annualized)	1.12 %	0.41 %	0.74 %	0.35 %
Allowance for Loan Losses to Loans at End of Period	2.06	1.91	2.06	1.91
Allowance for Loan Losses to Non-Performing Loans	108.83	101.29	108.83	101.29

Non-Performing Assets
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

	June 30, 2002	March 31, 2002	June 30, 2001
Non-Performing Loans			
Non-Accrual Loans			
Business	$ 6,310	$ 6,486	$ 3,847
Consumer	12,118	12,501	8,438
Residential Mortgage	3,773	6,225	4,951
Single-Family Construction	5,116	8,094	4,798
Commercial Real Estate	3,127	1,117	2,584
Total Non-Accrual Loans	30,444	34,423	24,618
Accruing Loans			
Business - Current as to Interest and Principal	-	-	5,557
Business - Past Due 90 Days or More	1,148	-	309
Consumer - Past Due 90 Days or More	2,683	2,666	4,371
Single-Family Construction - Past Due 90 Days or More	48	253	-
Total Accruing Loans	3,879	2,919	10,237
Total Non-Performing Loans	34,323	37,342	34,855
Other Real Estate Owned, Net	7,714	8,378	2,972
Total Non-Performing Assets	$ 42,037	$ 45,720	$ 37,827
Non-Performing Loans to Loans at End of Period	1.90 %	2.13 %	1.88 %
Non-Performing Assets to Loans and OREO at End of Period	2.31	2.60	2.04

First Indiana Corporation
Adoption of FASB Statement No. 142

(Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

Upon the adoption of SFAS No. 142 on January 1, 2002, First Indiana Corporation ceased amortizing goodwill, which decreased non-interest expense and increased net income for the three month and six month periods ended June 30, 2002, as compared to the same periods in 2001. A presentation showing the comparable three month and six month periods ended June 30, 2002 and 2001 follows. The 2001 period is presented on a proforma basis excluding goodwill amortization.

| | For the Three Months Ended | | For the Six Months Ended | |
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Net Income	$ 6,896	$ 6,843	$ 13,279	$ 13,533
Add back: Goodwill Amortization	-	237	-	463
Adjusted Net Income	$ 6,896	$ 7,080	$ 13,279	$ 13,996
Basic Earnings Per Share	$ 0.45	$ 0.44	$ 0.86	$ 0.87
Add back: Goodwill Amortization	-	0.02	-	0.03
Adjusted Basic Earnings Per Share	$ 0.45	$ 0.46	$ 0.86	$ 0.90
Diluted Earnings Per Share	$ 0.43	$ 0.42	$ 0.84	$ 0.84
Add back: Goodwill Amortization	-	0.01	-	0.03
Adjusted Diluted Earnings Per Share	$ 0.43	$ 0.43	$ 0.84	$ 0.87